FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                  May 24, 2004

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)
                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423450
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ...X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ...... No ...X....


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                                                                    May 24, 2004

Today, OAO Tatneft published the following press-release:


                                  PRESS-RELEASE

         On May 24, 2004, a meeting of the Board of Directors of OAO Tatneft (the "Company"), in connection with the expiration of the term of the employment contract of the General Director of the Company and on the basis of the Company's Charter, resolved to reappoint Mr. Shafagat Fakhrazovish Takhautdinov as General Director of the Company for a term of five years.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    OAO TATNEFT

                                    By:      /s/ Victor I. Gorodny
                                       -----------------------------------------
                                       Name:  Victor I. Gorodny
                                       Title: Deputy General Director - Head of
                                              Property Department
Date:    May 24, 2004